Exhibit 99.6
External Consultant Consent Letter- AM Kryvyi Rih

SRK Consulting (Canada) Inc.
2200-1066 West Hastings Street
Vancouver, BC V6E 3X2
Canada

Dear Sirs/Mesdames:

RE: United States Securities and Exchange Commission reporting of 2020 Mineral Reserves

I hereby consent to;

a.SRK Consulting (Canada) Inc. being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having, in 2019, independently reviewed the figures of mineral reserve estimates and pit optimizations for Ukraine open pit (ArcelorMittal Krivyi Rih Open Pit) prepared by KAI with support from ArcelorMittal's local team, and in 2020, supported progressive implementation of improvement actions; and

b.the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

For and on behalf of mining consulting firm SRK Consulting (Canada) Inc.:

Project Manager

/s/ Anoush Ebrahimi

Title: Principal Consultant, Mining

Name: Anoush Ebrahimi

Date: June 3, 2021